Mail Stop 3561

March 22, 2007

Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien, Plan-les-Ouates
Geneva Switzerland

      Re: SES Solar Inc.
             Registration Statement on Form SB-2
             Filed February 23, 2007
             File No. 333-140864

Dear Mr. Hadorn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note that the approximate date of your proposed sale will be from "[t]ime to time after the effective date of this registration statement." Since it appears that you intend to conduct a continuous offering, as opposed to a delayed offering, please revise to clarify, if true, that the date of the proposed sale will be as soon as practicable after the effective date of the registration statement.

General

2. We note that you are registering the re-sale of an aggregate of 15,728,851 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this re-sale transaction

appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to identify Highland Ventures Ltd., Rollock Capital Ltd., Maxmiz Consulting Ltd., SG Private Banking (Suisse) S.A. and Lansing Securities Corp. as underwriters and include the price at which they will sell the common stock.

If you disagree with our analysis, please advise the staff of the company's basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

3. We note your correspondence of January 11, 2007 in connection with Amendment No. 1 to Form 8-K dated September 27, 2006, filed November 16, 2006. Please file an amendment to the Form 8-K in response to our comment letter of November 28, 2006. To the extent applicable, comments in both letters are to be reflected in the respective filings. Please note comments in the Form 8-K are to be resolved prior to requesting effectiveness of this filing.

4. Please update your registration statement to include the next annual audited set of financial statements and provide a comparable discussion of the additional period in your management's discussion and analysis. See Rule 3-12(b) of Regulation S-X. Please also note that your response of January 11, 2007 to our comment letter dated November 28, 2006 regarding Forms 8-K and 10-QSB is still pending. The resolution of these unresolved comments will be addressed in a separate letter and may impact your registration statement, as applicable.

Prospectus Cover Page

5. Please state prominently the fact that your auditors have issued a going concern opinion.

Prospectus Summary, page 6

6. Please delete the first sentence in the paragraph that precedes this heading as the definitions are clear from context.

7. After Number of Shares Outstanding, please add a separate paragraph that indicates that your director Christiane Erne holds 59.47% of your common stock and can therefore exercise substantial control over your direction.

Selling Stockholders, page 18

8. Please identify the ultimate beneficial holders of the selling shareholders that are not natural persons.

9. It is unclear what footnote (21) refers to. Please advise or revise.

Plan of Distribution, page 21

10. You state that the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Please revise this discussion to specifically identify such shareholders as underwriters.

Executive Compensation, page 45

11. Please revise your executive compensation disclosure to include information for the year ended December 31, 2006. Please note that your revised disclosure must comply with the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Refer to Securities Act Release No. 8732A (Aug. 29, 2006) and our Executive Compensation and Related Person Q&A, both of which are available on our website, http://www.sec.gov.

Undertakings, page 82

12. Please include the full undertakings set forth in Item 512(a) and 512(g) of Regulation S-K. See SEC Release 33-8591 (July 19, 2005) located on our website at www.sec.gov.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Staff Accountant at 202-551-3330, or in his absence, Brian McAllister, at 202-551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Staff Attorney at 202-551-3240 me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Vikram Dhir, Esq.
        Fax: (604) 687-6314